Exhibit 23.4

May 12, 2011

Grand Farm Inc.
No.2089 East Hanhua Road
Guohuan Town, Hanjiang District
Putian, Fujian Province, China 351111

Ladies and Gentlemen:

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of Grand Farm Inc. (the “Company”), and any amendments thereto, which indicate that I have accepted the appointment to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to the Registration Statement, I will serve as a member of the board of directors of the Company.

Sincerely yours,

/s/ Kam Por Cheng

Name: Kam Por Cheng